May 26, 2021

VIA EDGAR SUBMISSION

Mindy Hooker

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Lumentum Holdings Inc.

Form 10-K for the fiscal year ended June 27, 2020

Filed on August 25, 2020

Form 8-K filed on August 11, 2020

File No. 1-36861

Dear Ms. Hooker,

Lumentum Holdings Inc. (“Lumentum” or the “Company”) submits this letter in response to the comments contained in the correspondence of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated April 28, 2021, relating to the Form 10-K for the fiscal year ended June 27, 2020 and Form 8-K filed on August 11, 2020 (File No. 1-36861).

For reference purposes, the text of your letter has been reproduced herein (in bold), with the Company’s response below each numbered comment.

Form 10-K for the fiscal year ended June 27, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 41

1.

Please enhance your discussions of annual and interim consolidated results and segment results to provide a more comprehensive and quantified discussion and analysis of the factors that impacted net revenue and gross margin between comparative periods. For example, please: quantify the impact of factors you identify as impacting net revenue during each period, including acquisitions, sales of businesses and winding down product lines; and more fully explain the specific reasons for increases in net revenue and gross margins during each period presented.

Lumentum respectfully acknowledges the SEC’s comment regarding our disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) section of our annual and interim results.

We advise the Staff that, in light of the Staff’s comment and our own review process, we began including additional disclosure in our Form 10-Q filed with the Commission on May 12. An excerpt of our disclosure in our Form 10-Q for the period ended April 3, 2021, which was filed with the SEC on May 12, 2021, is below. For your convenience, we have highlighted in bold and underlined the quantification that is new when comparing to prior filings, and copied the previous disclosure in the Form 10-Q for the period ended December 26, 2020 for comparison purposes.

Lumentum Form 10-Q filed May 12, 2021, page 37

OpComms net revenue increased by $28.6 million, or 8.0%, during the three months ended April 3, 2021 compared to the three months ended March 28, 2020. Within Opcomms, Telecom and Datacom increased by $4.8 million primarily due to the extra week in the third quarter of fiscal 2021. These results include a deferral of $14.8 million of revenue due to delays in 5G deployments in China. Industrial and Consumer increased by $23.8 million due to the extra week and an expansion of the available market due to an increased dollar content of 3D sensing lasers and higher adoption rates of 3D sensing in consumer electronic devices compared with the prior year. Within Telecom and Datacom, sales of Datacom transceiver products and Lithium Niobate modulators, products, which we are winding down, decreased by $12.8 million.

Lumentum Form 10-Q filed Feb 2, 2021, page 36

OpComms net revenue increased by $39.7 million, or 9.7%, during the three months ended December 26, 2020 compared to the three months ended December 28, 2019. This increase was primarily due to increased sales of Telecom, particularly line subsystems, increased sales of Datacom, particularly Datacom chips, and Consumer and Industrial, specifically 3D sensing products. This was offset by lower sales from product lines we are winding down such as Datacom transceiver modules and certain Lithium Niobate product lines.

Form 8-K filed on August 11, 2020

Exhibit 99.1, page 1

2.

We note you present several non-GAAP financial measures including, net income on non-GAAP basis and net income per share on non-GAAP basis, which include related income tax adjustments. It is not clear to us how you calculated the income tax adjustments related to these non-GAAP financial measures or how you determined the income tax adjustments comply with the response to Question 102.11 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. In this regard, we note minimal income tax effects related to the non-GAAP adjustments you recorded and, for the twelve months ended June 27, 2020, we note your effective income tax rate was 22.2% on a GAAP basis and 6.5% on a non-GAAP basis. Please explain to us how you calculated the income tax adjustments related to these non-GAAP financial measures and how you determined the non-GAAP income tax adjustments are appropriate and comply with Question 102.11 or explain how you intend to revise your non-GAAP financial measures to comply with Question 102.11. This comment is also applicable to the non- GAAP financial measures presented in your Forms 8-K filed on November 2, 2020 and February 2, 2021.

We respectfully acknowledge the Staff’s comment regarding Lumentum’s non-GAAP tax rate and related disclosures. In light of the SEC’s comments, we advise the staff that in future filings, beginning with our earnings report for the quarter ended July 3, 2021, the Company will include a non-GAAP tax provision based on a performance measure as specified by Question 102.11, and following our earnings reports for the quarter ended July 3, 2021, we will no longer include a non-GAAP tax provision using our current methodology.

Please do not hesitate to contact me at 408-546-4313, or Judy Hamel, SVP and General Counsel at 408-546-4894 if you have any questions regarding this response letter.

Sincerely,

/s/ Wajid Ali
Executive Vice President, Chief Financial Officer

Cc:

Judy Hamel, SVP and General Counsel

Lisa Stimmell, Wilson Sonsini Goodrich & Rosati